SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 27, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
Material Change Report
SIGNATURES

Item	Page

Press release of the Company dated June 26, 2003 announcing highlights of its annual general meeting of shareholders on the same date	3

Material Change Report of the Company dated June 17, 2003 and filed in Canadian jurisdictions on the SEDAR system on June 18, 2003	6

Signature	8

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES HIGHLIGHTS OF TODAY’S ANNUAL GENERAL MEETING

EDMONTON, ALBERTA, Canada — June 26, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) expects the following highlights to be covered at the Annual General Meeting of its shareholders to be held today at 1:30 p.m. MDT at the Sheraton Grande Hotel, Edmonton, Alberta. The meeting will be chaired by the Board Chairman, Mr. Eric E. Baker, and will be followed by an address by the Company President and CEO, Alex McPherson, MD, PhD. Prior to the meeting there will be a meet and greet with the Board from 1:00 to 1:30 p.m.

Dr. McPherson’s comments are expected to focus primarily on the trial results from Biomira’s Phase III Theratope® vaccine trial in metastatic breast cancer. The trial enrolled 1,030 women in 10 countries and over 120 clinical sites. The trial was unblinded this month with final results showing that the trial did not meet its two pre-determined statistical endpoints of time to disease progression and survival. However, favourable results were observed in one pre-stratified subset of women in the trial, those on hormonal treatment following chemotherapy. Among this subgroup making up 32 per cent of the total patient population, those on the Theratope arm appeared to show a favourable trend to improvement in survival compared to the control arm. Further analysis of this subset of patients is now underway. Once such analysis is complete, the Company intends to discuss this information with the respective regulatory agencies in the U.S., Canada and Europe as soon as possible, with the first of these discussions expected to take place within the next three to five months.

“Cancer vaccines hold the promise of meeting the vast unmet medical need facing patients with cancer today,” said Dr. McPherson. “We are still hopeful that Theratope will one day be used to control cancer, complementing traditional therapies in extending survival by stimulating the patient’s immune system to recognize the metastatic and micrometastatic disease. We intend to continue to fight the good fight until we have a product on the market.”

The Company’s strategy is to fully understand the data and present a comprehensive package of data to the regulatory authorities in order to optimize the eventual outcome.

Biomira is also conducting four other clinical trials at this time:

1.	Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, are enrolling 95 metastatic breast cancer patients in a Phase II study of women being treated with aromatase inhibitors or Faslodex®. The trial is being run by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc., and is enrolling the patients in the U.S. As patients are being treated with a form of hormonal therapy, the trial results could prove complementary to the Theratope Phase III study. Enrolment is expected to be completed in 2004.

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2.	Biomira recently announced the results of its Phase II study of Theratope in patients with metastatic colorectal cancer. Results were presented in a poster at the American Society of Clinical Oncology Meeting in Chicago, IL in May. The trial met its expected outcomes showing the vaccine was safe and that patients could mount an immune response while receiving concurrent chemotherapy. The trial also showed a current median time to disease progression in 17 of the 20 patients of 8.4 months. Final analysis is expected towards the end of 2003.

3.	In November 2002, Biomira completed enrolment of 171 men and women with Non-Small Cell Lung Cancer in trial sites in both Canada and the United Kingdom. Patients were randomized to receive Biomira’s BLP25 Liposomal vaccine plus best standard care, or best standard care alone. While results had originally been forecast to be available in the third quarter of 2003, the trial is event driven. Fortunately, patients are not progressing at the rate originally forecast and results are now expected towards the end of 2003 or early 2004.

4.	Biomira also completed a second pilot study with BLP25 in patients with prostate cancer. The purpose of this small study in 16 men was to determine if BLP25 could affect rising Prostate Specific Antigen (PSA) levels. Results in this small patient population did not conclusively show this to be the case and no further tests in this area are expected at this time, although the patients currently on trial will be followed to trial completion.

Finance

At the end of the first quarter 2003, Biomira had U.S. $17.1 million or $25.1 million Canadian in available funds. During the current quarter the Company raised $10.4 million U.S. or $14.5 million Canadian. The Company believes that it has funds to sustain it until the end of 2004. There are currently 63.2 million common shares of the Company outstanding.

“Our finances are in place. Our corporate relationships have never been stronger. Our team has fire in its belly like never before. The control of cancer is critical — and we are no less committed to this cause than we were when we began,” concluded Dr. McPherson.

The Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

With more than 34,500 employees in 53 countries, the Merck Group generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

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EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a new, fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

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Webcast Details:

Biomira will webcast today’s Annual General Meeting commencing at 1:30 p.m. The general public are invited to listen to the live conference call on the Web, by accessing the following site: http://webevents.broadcast.com/cnw/biomira20030626 or the archive following the webcast at www.biomira.com.

Biomira Company Contacts:

Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780-490-2818	780-490-2812
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

June 16, 2003

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on June 16, 2003.

4.	Summary of Material Change

On June 16, 2003, Biomira announced that the results from its pivotal Phase III trial of Theratope® vaccine for women with metastatic breast cancer did not meet the two pre- determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients in the treatment group, women on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival.

5.	Full Description of Material Change

On June 16, 2003, Biomira announced that the results from its pivotal Phase III trial of Theratope vaccine for women with metastatic breast cancer did not meet the two pre- determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients in the treatment group, women on hormonal treatment following chemotherapy, appeared to show a favorable trend to improvement in survival. Further analysis of this subset of patients is underway, as is additional analyses of the complete trial data.

Following this further analysis of the subset data, Biomira and its collaborator, Merck KGaA, plan to discuss the results with regulatory agencies. Based on such conversations and a full evaluation of the data, the Companies will then determine how to proceed and the information will be communicated to stakeholders at that time. It is hoped to have the first of these discussions within the next three to five months.

The Companies plan to continue the Theratope trials currently underway while they fully evaluate the data from the Phase III metastatic breast cancer study.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 17th day of June, 2003.

BIOMIRA INC

(signed) “Edward A. Taylor”

By:	Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: June 27, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance